

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 1, 2009

<u>Via U.S. Mail and Facsimile</u>

Michael J. Pawelek
President and Chief Executive Officer
South Texas Oil Company
300 E. Sonterra Blvd., Suite 1220
San Antonio, Texas 78258

> **Re: South Texas Oil Company**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 6, 2009**
> **File No. 1-33777**

Dear Mr. Pawelek:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement on Schedule 14A

General

1.   Please advise whether you intend to file a registration statement relating to the issuance of the Series A Convertible Preferred Stock to Longview Fund, L.P. If you believe that the issuance was exempt from registration, provide disclosure explaining your position.

2.   It appears that the exchange with Longview would require you to provide all the disclosure specified by Item 12 of Schedule 14A, including that which Item 13(a) requires. In this regard, we note that you have not incorporated by reference your annual report to security holders or attached it to the information statement. We further note that the financial statements that are incorporated by reference into the information statement do not appear to meet the requirements of Rule 8-08 of Regulation S-X. You will need to incorporate by reference your annual report for the fiscal year ended December 31, 2008, into the information statement, and attach it to the information statement.

Interests of Certain Persons in (or opposition to) Matters to be Acted Upon, page 3

3.   We note your disclosure that Longview's right to convert the Series A convertible preferred stock is subject to a 9.99% limitation on ownership of the Company's Common Stock at one time. Please clarify that the amount of common stock currently held by Longview would prevent it from converting any of the preferred stock without first selling a large portion of its common stock. See the beneficial ownership for Longview shown at page 3 in the beneficial ownership table, for example.

Action I, page 4

4.   Please state the reasons for the proposed exchange and the general effect thereof upon the rights of existing security holders.

Action II, page 6

5.   Please state whether you have any current plans, proposals or arrangements, written or otherwise, to issue any of the newly available authorized shares of stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions. If not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, Timothy Levenberg, Special Counsel at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Roy D. Toulan, Jr. (210-545-3317)